Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 13

DATED MARCH 26, 2004

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, September 10, 2003, December 30, 2003, and March 8, 2004, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

PLEASE SEE THE FOLLOWING TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK:

•	“RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS;

•	“FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 28 OF OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC ON MARCH 28, 2003, AND IN OUR QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC SINCE THE END OF FISCAL 2002; AND

•	“RISK FACTORS” INCLUDED IN THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

On March 22, 2004, we entered into an agreement and plan of merger and reorganization with SSP Solutions, Inc., a Delaware corporation, dba SSP-Litronic, and Spartan Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of SAFLINK, pursuant to which Spartan will merge with and into SSP-Litronic, with SSP-Litronic surviving as a wholly-owned subsidiary of SAFLINK. A copy of the merger agreement is attached to our current report on Form 8-K filed with the SEC on March 23, 2004, as Exhibit 2.1. In connection with the execution of the merger agreement, certain of our directors, executive officers and affiliates entered into stockholder agreements with SSP-Litronic in the form attached to our current report on Form 8-K filed with the SEC on March 23, 2004, as Exhibit 99.1, and certain of SSP-Litronic’s directors, executive officers and affiliates entered into stockholder agreements with us in the form attached to our current report on Form 8-K filed with the SEC on March 23, 2004, as Exhibit 99.2.

Pursuant to the terms of the merger agreement, we will acquire all of the outstanding shares of SSP-Litronic in a stock-for-stock transaction where each share of SSP-Litronic common stock will be exchanged for 0.6 shares of our common stock. Given the current capital structures of both companies, it is anticipated that the security holders of SSP-Litronic would receive approximately 49% of the combined company’s outstanding fully-converted shares at closing and our security holders would continue to hold the remaining 51% of the combined company’s outstanding fully-converted shares at closing. The foregoing description of the merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is filed as Exhibit 2.1 to our current report on Form 8-K filed with the SEC on March 23, 2004, is incorporated herein by reference. Please refer to the exhibits referred to in Item 7 below, and the joint press release issued by us and SSP-Litronic on March 22, 2004, attached as Exhibit 99.3 to our current report on Form 8-K filed with the SEC on March 23, 2004, announcing the signing of the merger agreement.

We intend to file a registration statement on Form S-4 in connection with the transaction, and we intend to mail a joint proxy statement/prospectus with SSP-Litronic to our respective stockholders in connection with the transaction. Our investors and security holders, as well as investors and security holders of SSP-Litronic, are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about us, SSP-Litronic and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from us or SSP-Litronic.

We and our executive officers and directors also may be deemed to be participants in the solicitation of proxies from our stockholders and the stockholders of SSP-Litronic in favor of the transaction. Information regarding our officers and directors is included in our proxy statement for our 2003 annual meeting of stockholders filed with the SEC on April 30, 2003. This document is available free of charge at the SEC’s website at www.sec.gov and from us.

SSP-Litronic and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from our stockholders and the stockholders of SSP-Litronic in favor of the transaction. Information regarding SSP-Litronic’s officers and directors is included in SSP-Litronic’s proxy statement for its 2003 annual meeting of stockholders filed with the SEC on December 8, 2003, as amended. This document is available free of charge at the SEC’s website at www.sec.gov and from SSP-Litronic.

In addition to the registration statement on Form S-4 to be filed by us in connection with the transaction, and the joint proxy statement/prospectus to be mailed to our stockholders and SSP-Litronic’s stockholders in connection with the transaction, each of SAFLINK and SSP-Litronic file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by us and SSP-Litronic with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from us at our website at www.saflink.com, or SSP-Litronic at its website at www.sspsolutions.com.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2003, and estimated during 2004, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is March 26, 2004.